Exhibit 4.50

Power of Attorney

I, Min Xiahou, a citizen of the People’s Republic of China (“China” or the “PRC”) whose Identification Card No. is 350203196407134017, and a holder of 50% of the registered capital of Shanghai Youying E-commerce Co., Ltd. (“Shanghai Youying”) as of the effective date of this Power of Attorney, hereby irrevocably authorize and entrust Yanhua Network Technology (Shanghai) Co., Ltd. (the “WFOE”) to exercise the following rights and handle the following matters relating to all equity interests held by me as of the effective date of this Power of Attorney and in the future in Shanghai Youying (“My Shareholding”), during the term of this Power of Attorney:

The WFOE is hereby authorized, as my sole and exclusive agent and attorney, to act on behalf of myself with respect to all matters concerning My Shareholding, including without limitation to: 1) exercising all of the shareholder’s rights that I am entitled to under the laws of China and the articles of association of Shanghai Youying including but not limited to sale, transfer, pledge or disposition all or part of My Shareholding; 2) designating, appointing on behalf of myself the legal representative, directors, supervisors, general managers, and other senior management members of Shanghai Youying.

The WFOE shall have the power and authority to, on behalf of myself, execute all and any modifications, amendments and restatements in relation to the Exclusive Option Agreement and Equity Pledge Agreement dated      ,2017 (collectively the “Transaction Documents”), by and among WFOE, Shanghai Youying and myself, and shall duly perform the obligations under the Transaction Documents on schedule provided that exercising such right shall not set any limitation to this authorization.

All the actions associated with My Shareholding conducted by the WFOE shall be deemed as my own actions, and all the documents related to My Shareholding executed by the WFOE shall be deemed to be executed by me.  I hereby acknowledge this.

The WFOE has the right to re-authorize to any other person or entity at its own discretion regarding the handling of the above mentioned matters and without notifying myself in advance or obtaining my prior consent.  If required by PRC laws, the WFOE shall designate a qualified PRC citizen to exercise the aforementioned rights.

During the period that I am a shareholder of Shanghai Youying, this Power of Attorney shall be irrevocable and continuously effective and valid from the effective date of this Power of Attorney.

During the term of this Power of Attorney, I hereby waive all the rights associated with My Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by myself.

This Power of Attorney will take effect upon the execution.

Strictly Confidential

This Power of Attorney is written in Chinese.

Authorizer: Min Xiahou

Signature:

Date: , 2017

Accepted by

Yanhua Network Technology (Shanghai) Co., Ltd.

By:
Name:	Minghua Zhao
Title:	Legal Representative

Acknowledged by:

Shanghai Youying E-commerce Co., Ltd.

By:
Name:	Min Xiahou
Title:	Legal Representative